Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2007 FEB 16 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

07021081

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Wednesday 7 February 2007

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
FEB 16 2007
THOMSON
FINANCIAL

dw 2/16

Name: Simone Tinney
Title: Communication Assistant

Antisoma to present at the BIO CEO conference

7 February 2007, London, UK – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that its Director of Communications, Dr Daniel Elger, will be presenting at the BIO CEO and Investor Conference in New York on Monday 12 February. Dr Elger's presentation will take place at 2.45pm EST.

A live webcast of the presentation can be viewed on Antisoma's website and will be available thereafter at www.antisoma.com. For the live webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Dr Elger will also participate in a panel session entitled "Ovarian Cancer - Treatments Obviously Needed for a Not-So-Obvious Disease" on Monday 12 February at 3.30pm EST. Antisoma's presentation will consider the potential to improve outcomes in patients with ovarian cancer, focusing on combination therapy with the Company's vascular disrupting agent, AS1404.

Enquiries:

Katherine Harrison/Chris Elston +44 (0)20 8799 8200
Communications Manager

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

ANTISOMA

Notification of Interim Results

London, UK: 30 January 2007– Antisoma plc (LSE: ASM; USOTC: ATSMY) will be announcing its interim results for the six months ended 31 December 2006 on Thursday 15th February.

Enquiries:

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

END